Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 18, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Hardy

Re:	BNY Mellon Investment Funds V, Inc.

(File Nos.: 333-238248 and 811-06490)

On behalf of BNY Mellon Investment Funds V, Inc. (the "Registrant"), on or about June 22, 2020 we plan to file Pre-Effective Amendment No. 1 (the "Amendment") to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") related to the reorganization of BNY Mellon Large Cap Growth Fund (the "Fund") into BNY Mellon Large Cap Equity Fund (the "Acquiring Fund"), each a series of the Registrant (the "Reorganization"). The filing will be marked to show changes from the version of the Prospectus/Information Statement filed as part of the Registrant's Registration Statement on Form N-14 (the "Registration Statement") filed on May 14, 2020. The revisions will consist primarily of changes made in response to the comments given telephonically by Jennifer Hardy of the staff (the "Staff") of the Securities and Exchange Commission to Robert Spiro and Lisa Goldstein of this office on June 10, 2020. Set forth below are the comments provided by Ms. Hardy and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

General

1.	Staff Comment: Please file responses to the Staff's comments on EDGAR and make sure the response includes disclosure changes you intend to make in response to Staff comments if the correspondence is filed prior to filing the Amendment.

Response: This correspondence is being filed on EDGAR prior to filing the Amendment and includes disclosure changes the Registrant intends to make in response to Staff comments.

2.	Staff Comment: Please complete incomplete and blank information, and file the following exhibits: legal opinion, power of attorney, Rule 484 indemnification undertaking, form of tax opinion and accounting consent.

Response: The Amendment will be filed with completed information as well as the referenced exhibits.

Shareholder Letter

3.	Staff Comment: The first sentence of the fourth paragraphs states: "The Company's Board of Directors believes that the reorganization will permit Fund shareholders to pursue substantially similar investment goals in a larger fund that has a lower total annual expense ratio for Class A, Class I and Class Y shares, and the same total annual expense ratio as Class C shares, of the Fund (after, for each Class of the Fund and for Class C shares of the Acquiring Fund, expense waivers and expense reimbursement arrangements)." Please add disclosure that fees and expenses of the Acquiring Fund may go up after May 1, 2021.

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Response: The above-referenced disclosure will be updated to include the underlined language below. Note that, in response to another Staff comment, the combined fund's expense limitation arrangement with respect to Class C shares will be in effect until July 1, 2021:

The Company's Board of Directors believes that the reorganization will permit Fund shareholders to pursue substantially similar investment goals in a larger fund that has a lower total annual expense ratio for Class A, Class I and Class Y shares, and the same total annual expense ratio as Class C shares, of the Fund (after, for each Class of the Fund and for Class C shares of the Acquiring Fund, expense waivers and expense reimbursement arrangements). Fees and expenses of Class C of the Acquiring Fund may increase on or after July 1, 2021 if the expense reimbursement arrangement is not extended.

Questions and Answers

4.	Staff Comment: The first paragraph of the answer to the question "Will the Reorganization result in a higher management fee or higher total fund expenses" states:

No. Each fund has agreed to pay BNYM Investment Adviser a management fee at the annual rate of 0.70% of the value of the respective fund's average daily net assets.

In addition, the Acquiring Fund's Class A, Class I and Class Y shares had a lower total annual expense ratio than the corresponding class of shares of the Fund and Class C shares of the Acquiring Fund had the same total annual expense ratio as Class C shares of the Fund (after, for each Class of the Fund and for Class C shares of the Acquiring Fund, expense waivers and expense reimbursement arrangements), based on the expenses of each fund as of its most recent fiscal year end. As of March 31, 2020, Class A, Class I and Class Y shares of the Acquiring Fund continued to have lower expense ratios than Class A, Class I and Class Y shares of the Fund, respectively, and Class C shares of the Acquiring Fund continued to have the same total annual expense ratio as Class C shares of the Fund (after, for each Class of the Fund and for Class C shares of the Acquiring Fund, expense waivers and expense reimbursement arrangements).

Please add disclosure that fees and expenses of the Acquiring Fund may go up after May 1, 2021.

Response: The above-referenced disclosure and other similar disclosure will be updated with the same language that was added in response to Staff Comment 3 above.

Prospectus/Information Statement

5.	Staff Comment: On page 2 of the Prospectus, the Acquiring Fund's Prospectus and financial statements contained in its Annual Report are incorporated by reference. Please hyperlink any documents filed on EDGAR that are incorporated by reference.

Response: Documents filed on EDGAR that are incorporated by reference will be hyperlinked in the Amendment.

6.	Staff Comment: On page 5 of the Prospectus, the Acquiring Fund's Prospectus and the Fund's Prospectus are incorporated by reference. Please hyperlink any documents filed on EDGAR that are incorporated by reference.

Response: Documents filed on EDGAR that are incorporated by reference will be hyperlinked in the Amendment.

7.	Staff Comment: In order for all risks to be disclosed together in one section, in addition to Investment Risks, please include in the Summary a discussion of the other risks relating to the Reorganization, including: the Fund's classes have had better performance than the corresponding Acquiring Fund's classes; that the Acquiring Fund pursues a value strategy in addition to a growth strategy; potential taxability of capital gains to Fund shareholders and the risks of not achieving the desired efficiencies from the Reorganization, etc.

Response: The following disclosure will be added to the Summary immediately below Investment Risks:

Other Risks of the Reorganization. In addition to the investment risks of investing in the Acquired Fund, an investment in the Acquiring Fund is subject to the following risks:

•	Value strategy. Although the Fund and Acquiring Fund pursue the same investment objective and have substantially similar investment management policies, the Fund focuses on "growth" stocks, whereas the Acquiring Fund invests in both "growth" and "value" stocks.

•	Past performance. The Fund's Class A, Class C, Class I and Class Y shares had a better performance record than the corresponding class of Acquiring Fund shares for the one-, five- and ten-year periods ended December 31, 2019. Past performance (before and after taxes) is not necessarily an indication of how the Acquiring Fund or the Fund will perform in the future.

•	Tax consequences. The sale of securities in anticipation of the Reorganization may result in the realization of capital gains to the Fund that, to the extent not offset by capital losses, would be distributed to shareholders prior to the Closing Date, and those distributions, if any, would be taxable to shareholders who hold shares in taxable accounts. Management estimates that brokerage commissions and other transaction costs associated with such portfolio sales will be approximately $8,500, such cost to be borne by the Fund. Certain tax attributes of the Fund will carry over to the Acquiring Fund, including the ability of the Acquiring Fund to utilize the Fund's capital loss carryforwards, if any; however, the ability of the Acquiring Fund to utilize the Fund's capital loss carryforwards, if any, will be subject to limitations.

•	Risk that efficiencies are not realized. By combining the Fund with the Acquiring Fund, Management believes the Reorganization will enable Fund shareholders to benefit from the spreading of fixed costs across a larger asset base, which may result in a further reduction of shareholder expenses, permitting BNYM Investment Adviser to more efficiently manage the combined fund's portfolio through various measures, including trade orders and executions, and also permitting the funds' service providers—including BNYM Investment Adviser—to operate and service a single fund (and its shareholders), instead of having to operate and service both funds with similar shareholder bases. However, these desired efficiencies may not ultimately be realized.

8.	Staff Comment: Please revise or remove footnote 2 to the fee table, which discusses a fee waiver arrangement through May 1, 2021. Per Item 3 of Form N-14 (by reference to Item 3 of Form N-1A), an expense reimbursement or fee waiver arrangement that will reduce fund operating expenses "for no less than one year from the effective date of the fund's registration statement" may be disclosed in fee tables if applicable to the respective class(es). Please revise the footnote tickmarks to apply only to the Fund (and Class C of the Acquiring Fund, if the expense limitation arrangement is extended for one year from the effective date of the Registration Statement), and make such change throughout the prospectus, as applicable.

Response: The footnote tickmark will be applied to each class of the Fund and Class C only of the Acquiring Fund when the respective expense limitation arrangement is reflected in a fee table. The footnote for Class C of the Acquiring Fund (and other related disclosure in the Amendment) will be updated to reflect that BNYM Investment Adviser has contractually agreed to extend the Acquiring Fund's expense limitation arrangement with respect to its Class C shares until July 1, 2021.

9.	Staff Comment: The introductory paragraph to the expense example states: "The Example assumes you invest $10,000 in the respective fund for the time periods indicated and then redeem all of your shares at the end of those periods. . . ." [emphasis added]. Please revise "redeem" to "redeem or hold" and add disclosure that reflects the expenses paid for Class C if an investor holds such shares at the end of each period, as is currently reflected in Acquiring Fund's and the Fund's registration statements on Form N-1A.

Response: The Amendment will reflect the disclosure change above and these revisions to the expense example:

	Fund BNY Mellon Large Cap Growth Fund
	Class A Shares (redeem or hold at end of period)	Class C Shares (redeem at end of period)	Class C Shares (hold at end of period)	Class I Shares (redeem or hold at end of period)	Class Y Shares (redeem or hold at end of period)
1 Year	$685	$293	$193	$92	$92
3 Years	$961	$653	$653	$328	$317
5 Years	$1,258	$1,140	$1,140	$582	$560
10 Years	$2,099	$2,482	$2,482	$1,312	$1,258

	Acquiring Fund BNY Mellon Large Cap Equity Fund
	Class A Shares (redeem or hold at end of period)	Class C Shares (redeem at end of period)	Class C Shares (hold at end of period)	Class I Shares (redeem or hold at end of period)	Class Y Shares (redeem or hold at end of period)
1 Year	$683	$293	$193	$82	$78
3 Years	$911	$664	$664	$255	$243
5 Years	$1,156	$1,161	$1,161	$444	$422
10 Years	$1,860	$2,529	$2,529	$990	$942

	Acquiring Fund Pro Forma After Reorganization BNY Mellon Large Cap Equity Fund
	Class A Shares (redeem or hold at end of period)	Class C Shares (redeem at end of period)	Class C Shares (hold at end of period)	Class I Shares (redeem or hold at end of period)	Class Y Shares (redeem or hold at end of period)
1 Year	$679	$293	$193	$82	$77
3 Years	$899	$603	$603	$255	$240
5 Years	$1,136	$1,039	$1,039	$444	$417
10 Years	$1,816	$2,251	$2,251	$990	$930

10.	Staff Comment: The introductory paragraph to the expense example states: "The one-year example and the first year of the three-, five- and ten-years examples are based on net operating expenses, which reflect the expense waiver/reimbursement agreements by BNYM Investment Adviser." Please revise or remove this sentence, which discusses a fee waiver arrangement through May 1, 2021. Per Item 3 of Form N-14 (by reference to Item 3 of Form N-1A), an expense reimbursement or fee waiver arrangement that will reduce Fund operating expenses "for no less than one year from the effective date of the Fund's registration statement" may be disclosed in the fee table. Additionally, please revise the footnote tickmark and/or sentence to only apply to the Fund and Class C of the Acquiring Fund, if extended.

Response: With respect to BNYM Investment Adviser's expense limitation arrangement with the Acquiring Fund, the footnote and other related disclosure in the Amendment will be updated to reflect that BNYM Investment Adviser has contractually agreed to extend the expense limitation arrangement of the Acquiring Fund with respect to its Class C shares until July 1, 2021. The related footnote tickmark will be applied to Class C of the Acquiring Fund. With respect to BNYM Investment Adviser's expense limitation arrangement with the Fund, as May 1, 2021 is one year from the effective date of the current prospectus filed as part of the Registrant's Registration Statement on Form N-1A, we believe the disclosure complies with Item 3 of Form N-1A and, thus, Item 3 of Form N-14.

Prospectus/Proxy Statement

11.	Staff Comment: The second paragraph of Summary—Shareholder Services states: "While you will continue to have the same privileges as a holder of Class A, Class C, Class I or Class Y shares of the Acquiring Fund as you previously did as a holder of Class A, Class C, Class I or Class Y shares of the Fund, please note that if you participated in Government Direct Deposit or made incoming wire transactions or other incoming Automated Clearing House ("ACH") transactions to your Fund account, you will need to update your incoming ACH and/or wiring instructions with new information with respect to your shares of the Acquiring Fund in order to continue these services and avoid having these transactions rejected by the Acquiring Fund." Please bold the emphasized language.

Response: The above-referenced disclosure will be bolded in the Amendment.

12.	Staff Comment: The third paragraph of Reasons for the Reorganization states various factors the Board considered in determining whether to approve the Reorganization. If there are disadvantages of the Reorganization in addition to those stated (costs of the Reorganization and relative performance of the Fund and the Acquiring Fund), please disclose such disadvantages, such as the potential taxable nature of any capital gains. If those stated are the only disadvantages considered, please so state.

Response: In response to the Staff comment, an additional sentence, underlined below, will be added to reflect another consideration of the Board. The above-referenced disclosure lists factors that the Board should consider, and indeed did consider, pursuant to Rule 17a-8 under the 1940 Act.

In determining whether to approve the Reorganization, the Company's Board considered the following factors. . . (4) the relative performance of the Fund and the Acquiring Fund, concluding that the Fund's better past performance record than that of the Acquiring Fund did not outweigh the potential benefits to Fund shareholders resulting from the Reorganization; (5) the tax consequences of the Reorganization, concluding that the Reorganization will not be a taxable event for federal income tax purposes based on an opinion of counsel; (6) the costs to be incurred in connection with the Reorganization, noting that the expenses relating to the Reorganization would be borne by BNYM Investment Adviser and/or its affiliates, and not the Fund or Acquiring Fund. The Board also noted that the Fund is expected to recognize capital gains as a result of the sale of portfolio securities in anticipation of the Reorganization, and such gains, to the extent not offset by capital losses, would be distributed to shareholders, and those distributions, if any, would be taxable to shareholders who hold shares in taxable accounts.

13.	Staff Comment: The fourth paragraph of Information about the Reorganization—Plan of Reorganization states: " The Company's Board may terminate the Plan at any time prior to the Closing Date if circumstances should develop that, in the opinion of the Company's Board, make proceeding with the Reorganization inadvisable." Please explain any plans for the Fund if the Reorganization is terminated, including any alternative courses of action and disclose how shareholders will be notified.

Response: The Company's Board has not discussed alternative courses of action for the Fund if the Reorganization is terminated. As shareholder approval is not required to effect the Reorganization, it is unlikely that the Reorganization would not occur. If circumstances should develop that, in the opinion of the Company's Board, and based on discussions with Fund management, make proceeding with the Reorganization inadvisable, the Fund would disclose the decision by the Company's Board to terminate (or delay) the Reorganization, and the rationale for that decision, through a supplement to the Prospectus/Information Statement, which would be filed on EDGAR and delivered to shareholders of the Fund and the Acquiring Fund.

14.	Staff Comment: The fourth paragraph of Information about the Reorganization—Plan of Reorganization states: "Completion of the Reorganization is subject to certain conditions set forth in the Plan, some of which may be waived by the Company's Board. The Plan also may be amended prior to the Reorganization by the Company's Board." Please identify material conditions, including receipt of the tax opinion, and disclose which conditions may be waived.

Response: The sentence will be revised as follows:

Completion of the Reorganization is subject to certain conditions set forth in the Plan, such as the filing of all tax returns and reports by each of the Fund and Acquiring Fund as of the Closing Date, confirmation that there have been no material adverse changes in the Fund's or the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business and that the Company, on behalf of the Fund and the Acquiring Fund, has received an opinion of counsel that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. ~~some of which may be waived by the~~ The Company's Board may choose to waive any of the conditions in the Plan if, in its judgment, such waiver will not have a material adverse effect on the benefits intended under this Plan to the shareholders of the Fund or of the Acquiring Fund.

15.	Staff Comment: On page 26 of the Prospectus, the Acquiring Fund's Prospectus, the Fund's Prospectus and the Acquiring Fund's and the Fund's Statement of Additional Information are incorporated by reference. Please hyperlink any documents filed on EDGAR that are incorporated by reference.

Response: Documents filed on EDGAR that are incorporated by reference will be hyperlinked in the Amendment.

16.	Staff Comment: On page 29 and 30 of the Prospectus, the Acquiring Fund's financial statements and the Fund's financial statements are incorporated by reference. Please hyperlink any documents filed on EDGAR that are incorporated by reference.

Response: Documents filed on EDGAR that are incorporated by reference will be hyperlinked in the Amendment.

Plan of Reorganization

17.	Staff Comment: Please add appropriate signatures to the Plan of Reorganization in the filed Amendment.

Response: As the Plan of Reorganization is not an agreement between two or more parties, we do not believe it requires signatures to be appended.

Part C

18.	Staff Comment: If the Registrant intends to request acceleration of the effective date of the Registration Statement pursuant to Rule 461 under the Securities Act of 1933 (the "Securities Act"), please revise Part C of the Registration Statement to include the indemnification undertaking required by Rule 484 under the Securities Act.

Response: The requested revision will be made in the Amendment.

19.	Staff Comment: Please file a form of tax opinion along with the Amendment.

Response: A form of tax opinion will be filed along with the Amendment.

*           *           *

Should members of the Staff have any questions or comments, please contact me at 212.969.3722 or, in my absence, contact Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc:	Lisa Goldstein

Jeff Prusnofsky